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SEC FILE NUMBER
001-34520

CUSIP NUMBER
26605B109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Duoyuan Printing, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

No. 3 Jinyuan Road, Daxing Industrial Development Zone

Address of Principal Executive Office (Street and Number)
Beijing 102600, People’s Republic of China

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The registrant dismissed Deloitte Touche Tohmatsu CPA Ltd. (“Deloitte”) as its independent registered public accounting firm effective as of September 6, 2010 (please refer to the registrant’s Current Report on Form 8-K filed on September 13, 2010), followed by a chain of events as reported by the registrant in its Current Report on Form 8-K filed on March 18, 2011. In late November 2010, the registrant retained Baker & McKenzie to conduct an internal investigation into the matters relating to the registrant’s termination of Deloitte. On April 4, 2011, the registrant commenced trading on the over-the-counter market at the opening of trading, under the trading symbol “DYNP.” Without a substantially completed internal investigation, the Company has been unable to retain a new external auditor and is thus presently unable to fulfill its reporting obligations.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Xiqing Diao	+ 86-10-6021 2222
(Name)	(Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2010
Quarterly Report on Form 10-Q for Period Ended September 30, 2010
Quarterly Report on Form 10-Q for Period Ended December 31, 2010
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Duoyuan Printing, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2011	By	/s/ Xiqing Diao

Xiqing Diao
Chief Executive Officer